Exhibit 2.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, effective as of _________, 2015 (the “Agreement”), between FITLIFE BRANDS, INC., a Nevada corporation (the “Company”), and STEPHEN ADELE “Executive”).

WHEREAS, the Executive and Company intend for this Agreement to be legally binding as of the date hereof;

WHEREAS, the Company, its parent, subsidiaries and affiliates (collectively the “Affiliates”) are engaged in the business of providing innovative proprietary nutritional supplements for numerous commercial and individual clients which are national and international, and are not confined to any geographic area (the “Business”); and

WHEREAS, the Executive is or shall become familiar with confidential information and trade secrets associated with the business of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.	Employment.

The Company shall employ the Executive, and the Executive accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the date hereof and ending as provided in Section 4 (the “Employment Period”).

Section 2.	Position and Duties.

(a)           During the Employment Period, the Executive shall serve as Chief Innovation Officer of the Company, as well as Chief Executive Officer of iSatori, Inc., a wholly owned subsidiary of the Company (“iSatori”) and shall have the usual and customary duties, responsibilities and authority for such positions, subject to the power of the Chief Executive Officer (“CEO”) and Board of Directors of the Company (the “Board”) (i) to expand or limit such duties, responsibilities and authority and (ii) to override the actions of the Executive.  The Executive shall, if so requested by the Company, also serve without additional compensation, as a director of the Company or as an officer, director or manager of any entities from time to time directly or indirectly owned or controlled by Company or its Affiliates.

(b)           The Executive shall report to the CEO of the Company and shall devote his best efforts and substantially all of his active business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company and its Affiliates.  The Executive shall perform his duties and responsibilities to the best of his ability in a diligent and professional manner.  During the Employment Period, the Executive shall not engage in any business activity which, in the reasonable judgment of the Board, conflicts with the duties of the Executive hereunder, whether or not such activity is pursued for gain, profit or other pecuniary advantage.

(c)           The foregoing restrictions shall not limit or prohibit the Executive from engaging in passive investment, inactive business ventures and community, charitable and social activities, and other such outside business activities not interfering with the Executive’s performance and obligations hereunder.  Executive shall disclose the nature of his involvement in any such outside business activities to the Board of Directors.

Section 3.	Salary and Benefits.

(a)           During the Employment Period, the Executive’s salary shall be $ 243,000 per annum (the “Salary”), which Salary shall be payable in regular installments in accordance with the Company’s general payroll practices and subject to withholding and other payroll taxes.  The Executive shall be eligible for merit increases during the Employment Period at the sole discretion of the CEO and compensation committee of Board of Directors of the Company.  In addition, during the Employment Period, the Executive shall be entitled to participate in all employee benefit programs from time to time for which senior executive employees of the Company and its Affiliates are generally eligible.  The Executive shall be eligible to participate in all insurance plans available generally from time to time to executives of the Company and its Affiliates. For the avoidance of doubt, the Executive shall be entitled to receive insurance benefits consistent with past practice at no additional cost, charge or offset to Executive.

(b)           During the Employment Period, the Company shall reimburse the Executive for all reasonable expenses incurred by the Executive in the course of performing his duties under this Agreement which are consistent with the Company’s and its Affiliates’ policies in effect from time to time with respect to travel, entertainment and other business expenses, automobile fuel expense, subject in all instances to the Company’s requirements with respect to reporting and documentation of such expenses.  There shall be no cap on expenses for phone usage.

(c)           During the Employment Period, the Executive shall be entitled to three (3) weeks (for clarity, which is the equivalent of fifteen (15) days) of paid vacation leave which shall include leave for vacation, accruing pro-rata during each 12-month period worked, commencing on the date hereof.  The Company’s Vacation policy, as modified by the Company from time to time, is incorporated by reference to this Agreement, and shall govern the details of the vacation leave.  In addition, the Executive shall be entitled to five (5) days of Occasional Time Off (“OTO”) to be used for illness, injury or personal matters.  The Company’s Occasional Time Off policy, as modified by the Company from time to time, is incorporated by reference to this Agreement and shall govern the details of any OTO leave.

(d)           The Executive shall be entitled to additional option grants, which shall be determined in good faith by the compensation committee of the Board in its sole discretion consistent with the Company’s option (plan(s) then in effect.  All such grants, if any, shall be subject to a three (3) year vesting period as specifically provided for in each option plan(s).

(e)           The Executive shall be eligible for an annual cash bonus, which shall be determined in good faith by the compensation committee of the Board in its sole discretion in connection with the annual meeting or other such time, as the case may be, as determined by such committee.

(f)           In the event there is a Change of Control, as defined below, of the Company, then the surviving corporation or the acquiring corporation shall assume the Company’s obligations pursuant to this Agreement, including any stock or stock option agreements that Executive has with the Company. In the event any surviving corporation or acquiring corporation refuses to assume such obligations and/or to substitute similar stock awards for those outstanding under any agreement between Executive and the Company, then the Executive shall be entitled to accelerated vesting of all unvested shares or options subject to such agreements, if any, such that all shares or options will be vested and fully exercisable as of the date of the Change of Control. Change of Control means: (i) a sale or other disposition of all or substantially all of the assets of the Company; (ii) a merger or consolidation in which the Company is not the surviving entity and in which the stockholders of the Company immediately prior to such consolidation or merger own less than fifty percent (50%) of the surviving entity’s voting power immediately after the transaction (iii) a reverse merger in which the Company is the surviving entity but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, and in which the stockholders of the Company immediately prior to such reverse merger own less than fifty percent (50%) of the Company’s voting power immediately after the transaction; or (iv) at any time after the Company’s first registration statement registering securities of the Company is declared effective, an acquisition by any person, entity or group within the meaning of Section 13(d)or 14(d) of the Exchange Act, or any comparable successor provisions (excluding shareholders of the Company with respect to shares and voting power beneficially held by them as of the date of this Agreement, any employee benefit plan, or related trust, sponsored or maintained by the Company or subsidiary of the Company or other entity controlled by the Company) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty per cent (50%) of the voting power entitled to vote in the election of directors, excluding from such percentage securities beneficially owned by stockholders of the Company immediately prior to and after such event.

Section 4.	Term.

(a)           Unless renewed by the mutual agreement of the Company and the Executive, the Employment Period shall end on _______, 2018; provided, however, that (i) the Employment Period shall terminate prior to such date upon the Executive’s resignation, death or Disability (as defined in the following sentence), (ii) the Employment Period may be terminated by the Company at any time prior to such date for Cause (as defined below) or without Cause and (iv) the Employment Period may be terminated by the Executive at any time prior to such date for Good Reason (as defined below) or without Good Reason.  For purposes of this Agreement “Disability” means any long-term disability or incapacity which (i) renders the Executive unable to substantially perform his duties hereunder for one hundred twenty (120) days during any 12-month period or (ii) is predicted to render the Executive unable to substantially perform his duties for one hundred twenty (120) days during any 12-month period based, in the case of this clause (ii) only, upon the opinion of a physician mutually agreed upon by the Company and the Executive, in each case as determined by the Board (excluding the Executive if he should be a member of the Board at the time of such determination) in its good faith judgment; provided, however, that no action shall be taken hereunder that precludes Executive from making a claim under any separate long-term disability policy maintained by the Company.  The last day on which Executive is employed by the Company, whether separation is voluntary or involuntary and is with or without Cause, is referred to as the “Termination Date.”

(b)           If the Employment Period is terminated by the Company without Cause, or by the Executive with Good Reason, prior to the first anniversary of the effective date of this Agreement, then so long as the Executive executes (and does not revoke) a release (the “Release”) substantially in the form attached hereto as Exhibit A, the Executive shall be entitled to receive: (1) a cash payment equal to 100% of the Executive’s Salary, and (2) the Employee’s portion of health insurance premiums for six (6) months after the Termination Date paid for by the Company.  Such payments of the Salary as severance shall be made periodically in the same amounts and at the same intervals as if the Employment Period had not ended and Salary otherwise continued to be paid.  If the Employment Period is terminated by reason of the Executive’s death, the Executive is entitled to the benefits described in this subsection 4(b), however, the Release shall not be required.

(c)           If the Employment Period is terminated by the Company without Cause, or by the Executive with Good Reason, after the first anniversary of the effective date of this Agreement, then so long as the Executive executes (and does not revoke) a release (the “Release”) substantially in the form attached hereto as Exhibit A, the Executive shall be entitled to receive: (1) a cash payment equal to 50% of the Executive’s Salary, and (2) the Employee’s portion of health insurance premiums for six (6) months after the Termination Date paid for by the Company.  Such payments of the Salary as severance shall be made periodically in the same amounts and at the same intervals as if the Employment Period had not ended and Salary otherwise continued to be paid.  If the Employment Period is terminated by reason of the Executive’s death, the Executive is entitled to the benefits described in this subsection 4(b), however, the Release shall not be required.

(d)           If the Employment Period is terminated by the Company for Cause, or by reason of the Executive’s Disability, or by the Executive without Good Reason, the Executive shall be entitled to receive his Salary only to the extent such amount has accrued through the Termination Date.

(e)           Except as otherwise required by law or as specifically provided herein, all of the Executive’s rights to salary, severance, fringe benefits and bonuses hereunder (if any) accruing after the Termination Date shall cease upon the Termination Date.  In the event the Executive is terminated by the Company without Cause or the Executive resigns with Good Reason, the sole remedy of the Executive and/or his successors, assigns, heirs, representatives and estate shall be to receive the severance payments described in Section 4(b).  In the event the Executive is terminated by the Company for Cause or if the Employment Period is terminated by reason of the Executive’s resignation without Good Reason, death or Disability, the sole remedy of the Executive and/or his successors, assigns, heirs, representatives and estate shall be to receive the payment (if any) described in Section 4(c), as applicable.  Under no circumstances will the Executive be entitled to payment for accrued and unused paid time off upon the termination of the Employment Period.

(f)           For purposes of this Agreement, “Cause” shall be defined as follows:

i.	an act of fraud, embezzlement, or material theft in connection with Executive’s job duties or in the course of Executive’s employment with the Company;

ii.	intentional material damage by executive to Company property;

iii.	unauthorized disclosure by Executive of material Company trade secrets or proprietary information;

iv.	violation, including a plea of nolo contendre, by Executive of any federal, state, or local law, ordinance, rule, or regulation (other than traffic violations or similar offenses);

v.	any breach by Executive of corporate fiduciary duties owed to the Company;

vi.	willful failure or refusal by Executive to perform the duties required by the Executive’s position with the Company; or

vii.	refusal by Executive to assist in litigation, arbitration, or other disputes involving the Company.

In the event Company believes “Cause” exists for terminating this Agreement pursuant to this section, the Company shall give the Executive written notice of the acts or omissions under sections “v,” “vi” and “vii” above constituting “Cause” (“Cause Notice”), and no termination of this Agreement shall be effective unless and until the Employee fails to cure such acts or omissions within fifteen (15) calendar days after receipt of the Cause Notice.

Without limiting any other rights he may have in this Agreement, the parties acknowledge and agree that Executive may allege, as provided elsewhere in this Agreement, that the Company has breached this Agreement by claiming Executive engaged in behavior that warrants termination for “Cause.”  In the event this matter proceeds to litigation or arbitration, and “Cause” arises as an issue, the Company shall at all times have the burden of establishing “Cause.”

(g)           For the purposes of this Agreement, “Good Reason” shall be fined as follows:

i.	A material diminution in Executive’s Salary;

ii.
The Company’s movement of the headquarters of iSatori outside of Golden, Colorado or any requirement that the Executive relocate or spend significant amounts of time, excepting Executive’s normal travel in connection with Executive’s duties, outside of Golden, Colorado;

iii.	any material failure by the successors to the Company after a Change in Control to perform or cause to the Company to perform the obligations of the Company under this Agreement;

iv.	any action or inaction of the Company or any representative thereof that constitutes a material breach of the terms of this Agreement; or

v.	any other material adverse change in Executive’s duties, authorities or responsibilities.

In the event Executive believes “Good Reason” exists for terminating this Agreement pursuant to this section, the Executive shall give the Company written notice of the acts or omissions constituting “Good Reason” (“Good Reason Notice”), and no termination of this Agreement shall be effective unless and until the Company fails to cure such acts or omissions within fifteen (15) calendar days after receipt of the Good Reason Notice.

Without limiting any other rights he may have in this Agreement, the parties acknowledge and agree that Company may allege, as provided elsewhere in this Agreement, that the Executive has breached this Agreement by claiming the Company engaged in behavior that warrants termination for “Good Reason.”  In the event this matter proceeds to litigation or arbitration, and “Good Reason” arises as an issue, the Executive shall at all times have the burden of establishing “Good Reason.”

Section 5.	Nondisclosure and Nonuse of Confidential Information.

(a)           The Executive shall not disclose or use at any time, either during the Employment Period or thereafter, any Confidential Information (as defined below) of which the Executive is or becomes aware, whether or not such information is developed by him, except to the extent that such disclosure or use is directly related to and required by the Executive’s performance in good faith of duties assigned to the Executive by the Company or is required to be disclosed by law, court order, or similar compulsion; provided, however, that such disclosure shall be limited to the extent so required or compelled; and provided, further, that the Executive shall, if legally permitted, give the Company notice of such disclosure and cooperate with the Company in seeking suitable protection.  The Executive shall take all reasonably appropriate steps to safeguard Confidential Information within his control and to protect such Confidential Information against disclosure, misuse, espionage, loss and theft.  Upon the Company’s request, the Executive shall deliver to the Company on the Termination Date, or at any time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof regardless of the form thereof (including electronic and optical copies)) relating to the Confidential Information or the Work Product (as defined below) of the business of the Company or any of its Affiliates which the Executive may then possess or have under his control.

(b)           As used in this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by the Company or any Affiliate in connection with its business, including, but not limited to, information, observations and data obtained by the Executive while employed by the Company or any predecessors thereof (including those obtained prior to the date hereof) concerning the Company’s or any Affiliate’s (i) business or affairs, (ii) products or services, (iii) fees, costs and pricing structures, (iv) designs, (v) analyses, (vi) drawings, photographs and reports, (vii) computer software, including operating systems, applications and program listings, (viii) flow charts, manuals and documentation, (ix) data bases, (x) accounting and business methods, (xi) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xii) customers, clients, suppliers and publishers and customer, client, supplier and publisher lists, (xiii) other copyrightable works, (xiv) all production methods, processes, technology and trade secrets, (xv) business strategies, acquisition plans and candidates, financial or other performance data and personnel lists and data, and (xvi) all similar and related information in whatever form.  Confidential Information shall not include any information that has been published in a form generally available to the public prior to the date the Executive proposes to disclose or use such information.  Confidential Information shall not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

Section 6.	Inventions and Patents.

The Executive agrees that all inventions, innovations, improvements, technical information, systems, software developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patentable or unpatentable) which relates to the Company’s or any of its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by the Executive (whether or not during usual business hours or on the premises of the Company or any Affiliate and whether or not alone or in conjunction with any other person) while employed by the Company together with all patent applications, letters patent, trademark, tradename and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing (collectively referred to herein as the “Work Product”), belong in all instances to the Company or such Affiliate.  The Executive shall promptly disclose to the Board Work Product conceived, developed or made by the Executive after the commencement of the Employment Period.  The Executive shall perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm the Company’s ownership of such Work Product (including, without limitation, the execution and delivery of assignments, consents, powers of attorney and other instruments) and to provide reasonable assistance to the Company or any of its Affiliates in connection with the prosecution of any applications for patents, trademarks, trade names, service marks or reissues thereof or in the prosecution or defense of interferences relating to any Work Product.  If the Company is unable, after reasonable effort, to secure the signature of the Executive on any such papers, any executive officer of the Company shall be entitled to execute any such papers as the agent and the attorney-in-fact of the Executive, and the Executive hereby irrevocably designates and appoints each executive officer of the Company as his agent and attorney-in-fact to execute any such papers on his behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Work Product, under the conditions described in this sentence.

Section 7.	Non-Compete, Non-Solicitation.

(a)           The Executive acknowledges that:

i.           the Company and its Affiliates have developed substantial goodwill with its customers, and that such goodwill is an asset that the Company and its Affiliates are entitled to protect from misappropriation by their former employees;

ii.           an essential element of the Business is the development and maintenance of personal contacts and relationships with customers.  Because of these contacts and relationships, it is common for the Company’s and its Affiliates’ customers to develop an identification with those employees who service a customer’s needs rather than with the Company or its Affiliates themselves.  Thus, the Company and its Affiliates shall invest on and after the date hereof, considerable time and money necessary for a relationship between the Executive and a customer to develop and be maintained.  The Company and its Affiliates also assist their employees in servicing clients by making available to employees (including the Executive) extensive Confidential Information for presentation of the Company’s services and by providing support services including, but not limited to, advertising, accounting, secretarial and other services; and

iii.           the opportunity for personal identification of customers of the Company and its Affiliates with a particular employee of the Company or its Affiliates creates a potential for such employee’s appropriation of the goodwill and benefits of the relationship developed with clients on behalf of and at the expense of the Company and its Affiliates.  Since the Company and its Affiliates would suffer irreparable harm if the Executive left the Company’s employ and solicited the services or other related business of customers of the Company and its Affiliates, with whom the Executive had done business and with whom had personal contact, the parties agree that it is reasonable to protect the Company and its Affiliates against solicitation activities by the Executive for a limited period of time after the Termination Date so that the Company and its Affiliates may renew or restore its business relationship with its customers.  The parties further acknowledge that the purpose and effect of the restrictions on competition contained in this Agreement are to protect the Company and its Affiliates for a limited period of time from the unfair competition by the Executive after the Termination Date.  Nothing in this Agreement shall prohibit the Executive from obtaining a livelihood for himself or his family by being engaged in the Business anywhere in the country, including Golden, Colorado.  The intent of the parties is that the restriction on competition contained in this Agreement is limited to those customers of the Company and its Affiliates (a) that are reflected on the books of the Company and its Affiliates, and (b) with whom the Executive has done business and has had personal contact.

(b)           In light of the foregoing, the Executive agrees not to, during the Employment Period and for a period of twelve (12) months immediately following the Termination Date (with respect to all products sold or distributed by Company at the time of Executives original hire), either directly or indirectly, for the Executive or on behalf of, or in conjunction with any other person, persons, company, firm, partnership or corporation, work for, solicit, or accept business, in each case in a manner competitive with the Business products described or referenced in this Section, from customers of the Company or its Affiliates with whom the Executive had engaged in the Business as an employee of the Company and with whom the Executive had personal contact at any time within the twenty-four (24) months immediately preceding the Termination Date.  For purposes of clarification, the Executive may work for, solicit or accept business from any such customer, if such work, solicitation or business is unrelated to the Business products of the Company described herein.

The twelve (12) and twenty-four (24) month periods set forth above are agreed by the Company and the Executive to be the minimum reasonable period of time to protect the Company from appropriation of customer goodwill in that many of the services sold as part of the Business are sold and/or renewed by employees of Company, including the Executive, to Company’s customers on an annual basis.

(c)           The Executive further agrees not to induce or attempt to induce, or to cause any person or other entity to induce, any person who is an employee of, or consultant to, the Company or any of its Affiliates to leave the employ or service of the Company or such Affiliate during the Employment Period, and during the twenty-four (24) month period commencing on the Termination Date.

(d)           The Executive understands that the foregoing restrictions are reasonable because he have received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder or as described in the recitals hereto to clearly justify such restrictions.  The Executive further understands the provisions of Sections 5 through 7 are reasonable and necessary to preserve the business and goodwill of the Company and its Affiliates.

(e)           The Executive shall inform any prospective or future employer of any and all restrictions contained in this Agreement and provide such employer with a copy of such restrictions (but no other terms of this Agreement), prior to the commencement of that employment.

(f)           If, at the time of enforcement of Sections 5 through 7, a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the Executive and the Company agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area so as to protect the Company to the greatest extent possible under applicable law from improper competition~~.~~

Section 8.	Enforcement.

Because the Executive’s services are unique and because the Executive has access to Confidential Information and Work Product, the parties hereto agree that money damages would be an inadequate remedy for any breach of this Agreement.  Therefore, in the event of a breach of Sections 5, 6 or 7 of this Agreement, the Company and any of its Affiliates or their successors or assigns may, in addition to other rights and remedies existing in their favor at law or in equity, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof.  The Executive agrees not to claim that the Company has adequate remedies at law for a breach of Sections 5, 6 or 7, as a defense against any attempt by the Company to obtain the equitable relief described in this Section 8.

Section 9.	Severance Payments.

In addition to the foregoing, and not in any way in limitation thereof, or in limitation of any right or remedy otherwise available to the Company, if the Executive materially violates any provision of the foregoing Section 5, Section 6 or Section 7, any severance payments then or thereafter due from the Company to the Executive shall be terminated forthwith and the Company’s obligation to pay and the Executive’s right to receive such severance payments shall terminate and be of no further force or effect, if and when determined by a court of competent jurisdiction, in each case without limiting or affecting the Executive’s obligations (or terminating the Non-Compete Period) under such Section 5, Section 6 and Section 7, or the Company’s other rights and remedies available at law or equity.

Section 10.	Representations and Warranties of the Executive.

The Executive hereby represents and warrants to the Company that (a) the execution, delivery and performance of this Agreement by the Executive does not and shall not conflict with, breach, violate or cause a default under any agreement, contract or instrument to which the Executive is a party or any judgment, order or decree to which the Executive is subject, (b) except for the Executive’s employment agreement with iSatori or as expressly permitted and disclosed pursuant to Section 2(c) above, the Executive is not a party to or bound by any employment agreement, consulting agreement, non-compete agreement, confidentiality agreement or similar agreement with any other person or entity and (c) upon the execution and delivery of this Agreement by the Company and the Executive, this Agreement will be a valid and binding obligation of the Executive, enforceable in accordance with its terms.  The Executive further represents and warrants that he has not disclosed, revealed or transferred to any third party any of the Confidential Information or any of the Work Product and that he has safeguarded and maintained the secrecy of the Confidentiality Information and of the Work Product to which he has had access or of which he has knowledge.  In addition, the Executive represents and warrants that he has no ownership in nor any right to nor title in any of the Confidential Information and the Work Product.

Section 11.	Notices.

All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly given when delivered personally to the recipient, telecopied to the intended recipient at the telecopy number set forth therefor below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or one (1) business day after deposit with a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to the Company, to:

FitLife Brands, Inc.
4509 South 143rd Street, Suite 1
Omaha, NE  68137
Attention:         Chief Executive Officer
Telephone:                      402-884-1894
Fax:                      402-884-1816

With a copy to:

McGrath North Mullin & Kratz, PC LLO
Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE  68102
(402) 341-3070
Fax: (402) 341-0216
Attention:  Brian McKernan

If to the Executive, to the address set forth on the signature page hereto, or such other address as the recipient party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.  Any such communication shall be deemed to have been delivered and received (a) when delivered, if personally delivered, sent by telecopier or sent by overnight courier, and (b) on the fifth business day following the date posted, if sent by mail.  Instructions or notices of the type described in Section 4(e) may be sent by email to the Executive.

Section 12.	General Provisions.

(a)           Severability.  It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.  Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

(b)           Prior Employment Agreement.  The Executive and the Company hereby agree that this Agreement shall supersede and replace that certain Amended and Restated Employment Agreement, dated as of February 17, 2012, by and between iSatori, Inc. (f/k/a Integrated Security Systems) and the Executive (the “Prior Agreement”) and that, subsequent to the entrance by the parties of this Agreement, the Prior Agreement shall be of no further force or effect.

(c)           Complete Agreement.  This Agreement and those documents expressly referred to herein constitute the entire agreement among the parties and supersede any prior correspondence or documents evidencing negotiations between the parties, whether written or oral, and any and all understandings, agreements or representations by or among the parties, whether written or oral, that may have related in any way to the subject matter of this Agreement.

(d)           Successors and Assigns.  Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Executive and the Company and their respective successors, assigns, heirs, representatives and estate; provided, however, that the rights and obligations of the Executive under this Agreement shall not be assigned without the prior written consent of the Company in its sole discretion.  The Company may assign this Agreement and its rights, together with its obligations, hereunder in connection with any sale, transfer or other disposition of all or substantially all of its assets or business, whether by merger, consolidation or otherwise, including a merger of the Company.  The rights of the Company hereunder are enforceable by its Affiliates, who are the intended third party beneficiaries hereof.

(d)           Governing Law.  THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF COLORADO WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF COLORADO OR ANY OTHER JURISDICTION), THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF COLORADO TO BE APPLIED.

(e)           Arbitration.   Should any dispute between Company and Executive arise at any time relating to the employment relationship or this Agreement, Company and Executive will confer in good faith to promptly resolve such dispute.  Should the parties be unable to resolve the dispute, and should either party wish to pursue the dispute against the other, it is agreed that the dispute will be resolved by final and Binding Arbitration under the Employment Arbitration Rules of the American Arbitration Association.  Such arbitration shall be subject to the rules, and procedures and fee schedule in effect at the time the arbitration is requested.  The costs of such arbitration shall be born equally by the parties with their legal fees and legal costs borne by each party separately.  Such arbitration decision shall be final and binding upon the parties, except that, should a court having jurisdiction find any portion of this Agreement unenforceable, the remainder of the Agreement shall remain in effect.

(f)           Amendment and Waiver.  The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and the Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

(g)           Headings.  The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(h)           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

(i)           Attorneys Fees and Costs.  The parties agree that in the event either party breaches this Agreement, the non-breaching party is entitled to recover attorneys’ fees, as allowed by law, related to the enforcement of this Agreement.

Section 13.       Transition Plan.  The parties agree that a structured and orderly transition to the ownership by the Company of iSatori is in the best interest of all parties. In an effort to promote such an orderly transition, the parties hereby agree that a team of senior executives co-led by John Wilson and Stephen Adele  shall (i) discuss the items and timeframes set forth on Exhibit B hereto, (ii) within 45 days of the effective date of the merger, John Wilson and Stephen Adele will present specific recommendations based on such discussions to the Board of Directors of the Company, and (iii) take the actions or formulate the plans as approved by the Board of Directors of the Company, which may be reviewed and amended from time to time by the Board of Directors of the Company. Executive hereby (i) agrees to be bound by the determination of the Board of Directors of the Company and (ii) waives and releases the Company from and against any and all claims the Executive may have against the Company for failure to abide by the Transition Plan set forth on Exhibit B hereto.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement as of the date set forth below.

THE COMPANY: FITLIFE BRANDS, INC. By: John Wilson Title: Chief Executive Officer Date: [______], 2015

EXECUTIVE: Name: Stephen Adelé Date: [_____], 2015

Exhibit A

Form of Release

I understand and agree completely to the severance terms set forth in the Employment Agreement, dated as of [______], 2015 (the “Employment Agreement”), between me and FitLife Brands, Inc. a Nevada corporation (the “Company”), with its principal executive offices in Nebraska.  I understand that I am not entitled to any severance payment unless (1) I sign and return this release to the Company and (2) I don’t revoke this Release pursuant to Section 5 hereof.

1.           For and in consideration of the severance payment I am receiving from the Company, I, on my own behalf and on behalf of my successors and assigns (collectively referred to as “Releasor”), hereby release and forever discharge the Company, its predecessors, successors, corporate affiliates, parent entities and subsidiaries and their respective officers, directors, agents, representatives, employees, consultants and advisors (collectively referred to as “Releasee”), from any and all claims, counterclaims, demands, debts, actions, causes of action, suits, expenses, costs, attorneys’ fees, damages, indemnities, obligations and/or liabilities of any nature whatsoever, whether known or unknown, which Releasor ever had, now has or hereafter can, shall or may have against Releasee, for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Release, including, but not limited to, the following: (i) all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company and/or its affiliated entities, parents and subsidiaries or the termination of that employment; (ii) all such claims and demands related to salary, bonuses, commissions, restricted stock, unvested stock options or unvested warrants, or any other benefits or compensation which have, are or may be due to me or my beneficiaries from the Company and/or its affiliated entities, parents and subsidiaries, including vacation pay, fringe benefits, expense reimbursements, severance pay and/or any other form of compensation; (iii) any claims arising under any federal, state or local law, statute or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Americans With Disabilities Act, the Civil Rights Act of 1991, the Fair Labor Standards Act, the Equal Pay Act, the Employee Retirement Income Security Act of 1974, the Family and Medical Leave Act of 1993, the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Chapter 48 of the Nebraska Statutes, and Nebraska’s Fair Employment Practices Act, Chapter 613 of the Nevada Revised Statutes; and (iv) any claims for breach of contract related to my employment, express or implied, including any claim for breach of any implied covenant of good faith and fair dealing, wrongful discharge, discrimination, harassment, fraud, defamation, intentional tort, emotional distress and negligence.  Notwithstanding the foregoing, I do not release any rights I may have (a) to payment of the severance payment; (b) to payment of accrued benefits under an employee benefit plan, to the extent and in the manner prescribed by the plan documents; (c) to elect continued healthcare coverage under an employee health plan pursuant to COBRA; (d) to file, or assist in the investigation of, a charge against the Company with a state or federal agency with jurisdiction over unlawful employment practices; or (e) to apply for and receive unemployment benefits.

2.           Releasor does not release any claims against Releasee that may arise after this Release has become effective.

3.           I have been advised to consult independent legal counsel before signing this Release, and I hereby represent that I have executed this Release after having the opportunity to consult independent counsel and after considering the terms of this Release for at least twenty-one (21) days (although I may choose to voluntarily execute this Release earlier).  I further represent and warrant that I have read this Release carefully, that I have discussed it or have had reasonable opportunity to discuss it with my counsel, that I fully understand its terms, and that I am signing it voluntarily and of my own free will.

4.           I acknowledge that the consideration for this Release is consideration to which I would not otherwise be entitled and is in lieu of any rights or claims that I may have with respect to any severance benefits or other remuneration from the Company.

5.           This Release shall not become effective until the eighth (8th) day following the date on which I have executed it, provided that I have not revoked it, and I may at any time prior to that effective date revoke this Release by delivering written notice of revocation to the Company pursuant to Section 11 of the Employment Agreement.

6.           This Release may not be amended or modified except by a writing signed by the Company and me.  This Release shall be governed by and construed in accordance with the laws of the State of Nebraska without regard to principles of conflicts of laws thereunder.

Dated:           This ____ day of _________________, 201_.

WITNESSES:

_______________________________	__________________________________ By:
_______________________________

ACKNOWLEDGEMENT

STATE OF ____________                                                      )

)  ss:

COUNTY OF __________                                                      )

On this ___ day of _______________, 200_, before me, the undersigned officer, personally appeared _______________, known to me (or satisfactorily proven) to be the person whose name is subscribed to the within instrument and acknowledged that s/he has executed the same for the purposes therein contained and acknowledged the same to be her/his free act and deed.

In witness whereof, I have hereunto set my hand.

________________________________

Exhibit B

Transition Plan

See Attached